Exhibit 99.1

For Immediate Release			Corporate Headquarters
For Details Contact:			40W267 Keslinger Road
Edward J. Richardson		Kathleen S. Dvorak	PO Box 393
Chairman and CEO		EVP & CFO	LaFox, IL 60147-0393 USA
Phone:	(630) 208-2340	(630) 208-2208	Phone:	(630) 208-2200
E-mail:	info@rell.com		Fax:	(630) 208-2550

RICHARDSON ELECTRONICS REPORTS FIRST QUARTER

FISCAL 2010 RESULTS AND DECLARES CASH DIVIDEND

LaFox, IL, October 7, 2009: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported net sales during the first quarter ended August 29, 2009, of $109.5 million, a 21.2% decrease from net sales of $138.9 million during the first quarter of last year. Net income during the first quarter was $1.9 million, or $0.11 per diluted common share, as compared with net income of $3.7 million, or $0.20 per diluted common share, during the first quarter of last year.

Operating income during the first quarter was $3.5 million as compared with operating income of $4.5 million during last year’s first quarter. Selling, General, and Administrative (“SG&A”) expenses were $22.9 million, down $5.3 million or 18.8%, compared to SG&A expenses of $28.2 million during the first quarter of last year.

“Although sales were well below last year’s first quarter, we were pleased that our operating margin remained at 3.2%. This reflects both gross margin improvement as well as our continued cost reductions. These actions should lead to significantly improved operating leverage as sales begin to recover,” said Edward J. Richardson, Chairman, Chief Executive Officer and President of Richardson Electronics, Ltd.

FINANCIAL SUMMARY — THREE MONTHS ENDED AUGUST 29, 2009

•	Net sales for the first quarter of fiscal 2010 were $109.5 million, down 21.2%, compared to net sales of $138.9 million during the first quarter of last year.

•	Gross margin as a percent of net sales increased to 24.2% during the first quarter of fiscal 2010, compared to 23.5% during the first quarter of last year.

•	SG&A expenses decreased to $22.9 million during the first quarter of fiscal 2010, compared to $28.2 million during the first quarter of last year.

•	Operating income during the first quarter of fiscal 2010 was $3.5 million, compared to operating income of $4.5 million during the first quarter of last year.

•

Net income during the first quarter of fiscal 2010 was $1.9 million, or $0.11 per diluted common share, versus net income of $3.7 million, or $0.20 per diluted common share, during the first quarter of last year.

FOCUS ON WORKING CAPITAL MANAGEMENT AND CASH FLOWS

Cash flows used in operating activities were $2.2 million during the first quarter of fiscal 2010, compared to $1.0 million used during last year’s first quarter. Our debt less cash at the end of our first quarter of fiscal 2010 was $10.6 million, an $8.0 million improvement, compared to $18.6 million at the end of the prior year’s first quarter.

“Although we invested $3.7 million of cash during the first quarter in working capital, we did so cautiously in order to be in a position to support our customers as global market conditions improve. We remain committed to improving our working capital management and expect our operations to generate positive cash flows for the remainder of fiscal 2010,” said Kathleen S. Dvorak, Executive Vice President and Chief Financial Officer.

During the first quarter, the Company did not repurchase any shares of its common stock under its share repurchase program. The share repurchase program was approved by the Company’s Board of Directors in January 2009. The share repurchase program does not have an expiration date and may be exercised at any time.

OUTLOOK

“In the near term, our sales volume will continue to be impacted by the weak global economic conditions, and as a result, we anticipate that sales for the second quarter of fiscal 2010 will be down in the range of 10% to 15% compared to the prior year. Our cost reduction efforts, combined with increased efficiencies, should position the company for improved profitability. We are now on track to spend less than $95 million for SG&A during fiscal 2010,” concluded Mr. Richardson.

CASH DIVIDEND

The Company today also announced that its Board of Directors voted to declare a $0.02 cash dividend per share to all holders of common stock and a $0.018 cash dividend per share to all holders of Class B common stock. The dividend will be payable on November 20, 2009, to all common stockholders of record on November 6, 2009. The Company currently has 14,866,774 outstanding shares of common stock and 3,048,258 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, October 8, 2009, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s first quarter fiscal 2010 results. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 866-800-8648 and enter passcode 64401144 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on October 8, 2009, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 96080296.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s 2009 Annual Report on Form 10-K. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a global provider of engineered solutions and a global distributor of electronic components to the radio frequency (“RF”), wireless and power conversion, electron device, and display systems markets. Utilizing its core engineering and manufacturing capabilities, the Company’s strategy is to provide specialized technical expertise and value-add, or “engineered solutions.” The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for end products of its customers. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended
	August 29, 2009	August 30, 2008
Statements of Operations
Net sales	$109,492	$138,947
Cost of sales	83,023	106,228

Gross profit	26,469	32,719
Selling, general, and administrative expenses	22,943	28,184
(Gain) loss on disposal of assets	(2)	75

Operating income	3,528	4,460

Other (income) expense:
Interest expense	1,145	1,176
Investment income	(33)	(207)
Foreign exchange (gain) loss	818	(998)
Other, net	(7)	(76)

Total other (income) expense	1,923	(105)

Income before income taxes	1,605	4,565
Income tax provision (benefit)	(310)	872

Net income	$1,915	$3,693

Net income per share – basic:
Common stock	$0.11	$0.21

Class B Common stock	$0.10	$0.19

Net income per share – diluted:
Common stock	$0.11	$0.20

Class B Common stock	$0.10	$0.18

Weighted average number of shares:
Common shares - basic	14,859	14,854

Class B common shares - basic	3,048	3,048

Common shares - diluted	17,915	18,981

Class B common shares - diluted	3,048	3,048

Dividends per common share	$0.020	$0.020

Dividends per Class B common share	$0.018	$0.018

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except per share amounts)

	August 29, 2009	May 30, 2009
Assets
Current assets:
Cash and cash equivalents	$41,795	$43,887
Accounts receivable, less allowance of $2,116 and $2,396	87,588	92,449
Inventories	83,602	81,165
Prepaid expenses	7,329	5,245
Deferred income taxes	2,677	2,591

Total current assets	222,991	225,337

Non-current assets:
Property, plant and equipment, net	18,651	19,371
Other intangible assets, net	385	432
Non-current deferred income taxes	3,572	3,385
Other non-current assets	303	290

Total non-current assets	22,911	23,478

Total assets	$245,902	$248,815

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$45,421	$52,996
Accrued liabilities	19,261	18,371

Total current liabilities	64,682	71,367

Non-current liabilities:
Long-term debt	52,353	52,353
Long-term income tax liabilities	4,612	5,016
Other non-current liabilities	1,465	1,386

Total non-current liabilities	58,430	58,755

Total liabilities	123,112	130,122

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, $0.05 par value; issued 15,931 shares at August 29, 2009, and 15,930 shares at May 30, 2009	797	797
Class B common stock, convertible, $0.05 par value; issued 3,048 shares at August 29, 2009, and at May 30, 2009	152	152
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	120,172	120,370
Common stock in treasury, at cost, 1,065 shares at August 29, 2009, and at May 30, 2009	(6,310)	(6,310)
Accumulated deficit	(560)	(2,475)
Accumulated other comprehensive income	8,539	6,159

Total stockholders’ equity	122,790	118,693

Total liabilities and stockholders’ equity	$245,902	$248,815

Richardson Electronics, Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended
	August 29, 2009	August 30, 2008
Operating activities:
Net income	$1,915	$3,693
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,064	1,209
(Gain) loss on disposal of assets	(2)	75
Stock compensation expense	149	98
Deferred income taxes	(176)	191
Accounts receivable	5,825	1,154
Inventories	(1,820)	(7,598)
Prepaid expenses	(1,676)	(1,257)
Accounts payable	(7,743)	3,849
Accrued liabilities	355	(1,646)
Other liabilities	(91)	(731)

Net cash used in operating activities	(2,200)	(963)

Investing activities:
Capital expenditures	(280)	(129)
Proceeds from sale of assets	—	22
Contingent purchase price consideration	—	(53)
Gain on sale of investments	(17)	(14)
Proceeds from sales of available-for-sale securities	39	59
Purchases of available-for-sale securities	(39)	(59)

Net cash used in investing activities	(297)	(174)

Financing activities:
Proceeds from borrowings	10,200	10,300
Payments on debt	(10,200)	(10,300)
Proceeds from issuance of common stock	5	5
Cash dividends	(352)	(352)

Net cash used in financing activities	(347)	(347)

Effect of exchange rate changes on cash and cash equivalents	752	(1,491)

Decrease in cash and cash equivalents	(2,092)	(2,975)
Cash and cash equivalents at beginning of period	43,887	40,042

Cash and cash equivalents at end of period	$41,795	$37,067

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For First Quarter Fiscal 2010 and 2009

(in thousands)

By Business Unit:

	Net Sales			Gross Profit
First Quarter	FY 2010	FY 2009	% Change	FY 2010	% of Sales	FY 2009	% of Sales
RF, Wireless & Power Division	$79,478	$96,872	(18.0)%	$17,402	21.9%	$20,906	21.6%
Electron Device Group	18,796	25,051	(25.0)%	6,267	33.3%	7,629	30.5%
Canvys	11,218	17,113	(34.4)%	2,800	25.0%	4,330	25.3%
Corporate	—	(89)		—		(146)

Total	$109,492	$138,947	(21.2)%	$26,469	24.2%	$32,719	23.5%